Franco-Nevada Corporation

199 Bay Street
Suite 2000, P.O. Box 285
Commerce Court Postal Station
Toronto, Ontario M5L 1G9
Tel: 416-306-6300
Fax: 416-306-6330

www.franco-nevada.com

August 2, 2019

Office of Beverages, Apparel and Mining

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549
ATTN: Myra Moosariparambil and Craig Arakawa

RE: Franco-Nevada Corporation
Form 40-F for the Fiscal Year ended December 31, 2018
Filed March 27, 2019
File No. 001-35286

Dear Ms. Moosariparambil and Mr. Arakawa,

Reference is made to the letter dated July 19, 2019 from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in which the Staff provided a comment to the Annual Report on Form 40-F of Franco-Nevada Corporation (the “Company”) for the fiscal year ended December 31, 2018 (the “Form 40-F”). The Staff’s comment together with the Company’s response thereto is set forth below.

Form 40-F for the Fiscal Year Ended December 31, 2018

Exhibit 99.2 Management’s Discussion and Analysis

Internal Control Over Financial Reporting and Disclosure Controls and Procedures, page 32

1. Please disclose management’s conclusion regarding the effectiveness of your disclosure controls and procedures as of December 31, 2018 or tell us where you have provided this required disclosure. Refer to Item B(6)(b) of Form 40-F.

Response:

The Company advises the Staff that it has filed today an Amendment No. 1 to the Form 40-F to disclose management’s conclusion regarding the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2018.

If you have any questions or comments, please feel free to contact the undersigned at 416-306-6303 or Mile Kurta of Torys LLP at 212-880-6363.

FRANCO-NEVADA CORPORATION

By:	/s/ Sandip Rana
	Name:	Sandip Rana
	Title:	Chief Financial Officer